Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               November 15, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1694
                 Core Four 60/40 Retirement Portfolio, Series 1
                       File Nos. 333-220880 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comment letter of November 8, 2017 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1694, filed on October 10, 2017 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Core Four 60/40 Retirement Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. The trust's name is Core Four Retirement Portfolio, Series 1, and this section states that the trust comprises four sleeves with unique strategies to "address the needs or concerns of individuals near or in retirement." However, this section also states that the trust's asset allocation is 60% equities and 40% ETFs that invest in fixed income securities, and the allocation includes small- and mid-cap companies, and "junk" bonds. Please explain to us why this type of asset allocation is suitable for individuals near or in retirement. Also, please revise the section "Who Should Invest" to reflect the type of retirees that would find the trust portfolio's allocation suitable. We may have additional comments after reviewing your response.

      Response: Persons nearing retirement or in retirement will have different income and risk needs as a result of factors such their complete investment portfolio, the amount available for retirement and their age. Retirees will have to consider what combination of the four sleeves are appropriate to help them be financially secure in retirement. The trust contemplates a retiree who may need a focus on income in order to balance out their overall retirement portfolio. As a result, it is appropriate to have a 60% allocation to equity securities and include securities such as stocks from small- cap and mid-cap companies and high-yield securities.

      This trust is intended to be a part of a series of offerings to address a variety of income needs that retirees may face. Similar to target retirement funds, the Core Four Retirement line intends to have a number of trusts that target various points on the continuum between conservative and aggressive investing. To highlight that this trust has income derived, directly or indirectly, from 60% equity securities and 40% fixed income securities, the trust has changed its name to "Core Four 60/40 Retirement Portfolio, Series 1."

      With regard to the "Who Should Invest" section, a bullet has been added in response to this comment.

Investment Summary -- Income Sleeve

       2. The first paragraph of this section states that the sponsor will select "domestic equity securities." However, the third paragraph of the Principal Investment Strategy section states that "the trust may include the common stocks of U.S. and non-U.S. companies." Please correct this inconsistency in this section, and throughout the prospectus.

      Response: The prospectus has been revised in accordance with this comment by replacing "domestic" with "U.S.-listed." In addition, please note that this sleeve has been renamed to the "Higher-Yielding Income Sleeve."

Investment Summary -- Income Sleeve -- Equity Income Security Selection

       3. The first bullet point in part 3 of this section states that the Santa Monica Quantitative (SMQ) Alpha Score "seeks to measure the market implied discount rate (in excess to risk free rates) that is embedded in the price of a company's stock." Please revise this bullet point in plain English. Please also disclose how many companies are selected by this step.

      Also, the second bullet point of part 3 of this section states that "the top companies by indicated dividend-yield" are selected. Please disclose how many of these top companies are selected by this step.

      Response: The prospectus has been revised in accordance with this comment.

      4. Part 4 of this section states that the "remaining securities" are ranked "by combined scores of highest gross dividend-yield and lowest one-year volatility." Please clarify which "remaining securities" are ranked by this step. Please also define "lowest one-year volatility" in this section. Finally, please disclose how the 25 stocks selected in this section are weighted.

      Response: The prospectus has been revised in accordance with this comment. Please note that the step has been revised to select 15 stocks.

Investment Summary -- Income Sleeve -- Fixed Income ETF Security Selection

      5. This section states that the sponsor considers ETF size, trading liquidity, and security price when selecting fixed income ETFs for the Income Sleeve. Please disclose in each bullet point in this section more specific details regarding what the sponsor favors in selecting ETFs based on these criteria (e.g., larger ETFs, highly liquid ETFs, low-priced ETFs). Please make similar changes to the criteria in the Principal Stability Sleeve section.

      Response: The prospectus has been revised in accordance with this comment. Please note that the lead in sentence for the criteria has been revised.

Investment Summary -- Income Growth Sleeve

      6. The first paragraph of this section introduces separate security selection methodologies for "large- and mid-cap dividend growers," and for "small- and mid-cap dividend growers." Please revise this section to provide a single security selection methodology for mid-cap dividend growers. Please also provide market capitalization ranges used by the trust to define small-, mid-, and large-cap securities.

      Response: The prospectus has been revised in accordance with this comment. In addition, please note that this sleeve has been renamed to the "Dividend Growth Sleeve."

      7. The third bullet point in part 2 of this section states that companies without a "recent" history of increasing dividend coverage ratios are excluded from the sub-universe. Please define "recent" in this bullet point. Please also provide a definition of "recent" with regard to a company's earnings and operating cash-flow in the first bullet point of part 3 of this section.

      Response: The word "recent" has been deleted from these two instances.

      8. The second bullet point in part 3 of this section states that companies are identified for inclusion in the portfolio based on "financial strength" and "balance sheet improvements." Please provide definitions for these two criteria in this section.

      Response: The prospectus has been revised in accordance with this comment.

      9. The fourth bullet point of part 3 of this section states that "industry leadership" is one of the qualitative factors used to identify companies for inclusion in the trust portfolio, and defines "industry leadership" as "[c]ompanies that possess a strong competitive position among their domestic and global peers." Please provide examples of a "strong competitive position" in this bullet point (e.g., companies that rank in the top five of their respective industries for market share).

      Response: The prospectus has been revised in accordance with this comment.

      10. The second sentence of Part 4 of this section states that "15 stocks from each list" will be selected. Please clarify the "lists" referenced by this sentence. Also, this section states that the selected stocks will be subject to two constraints, and provides two bullet points that reference sector weighting constraints. Please revise these bullet points to provide a clear description of the sector weighting constraints, and disclose what the security selection methodology will do in the event these sector weighting constraints are breached

      Response: The prospectus has been revised in accordance with this comment.

Investment Summary -- Capital Appreciation Sleeve

      11. The first sentence in this section states that this portion of the portfolio will comprise "large-cap" companies. However, the second bullet point of part 3 of this section states that no more than 10% of this portion of the portfolio will be invested in small- or mid-capitalization companies. Please correct this inconsistency.

      Response: The entire Capital Appreciation Sleeve has been revised.

      12. Part 3 of this section provides four constraints used to select 30 companies for the Capital Appreciation Sleeve. For each of the first three constraints, please explain in this section what the trust will do in the event the constraint is breached.

      Response: As noted in comment 11, the entire Capital Appreciation Sleeve has been revised.

Investment Summary -- Principal Risks

      13. Please provide a principal risk disclosing that the trust's security selection methodology, and the individual security selection methodologies used to determine the holdings of the four portfolio sleeves, may not produce the desired investment results.

      Response: The prospectus has been revised in accordance with this comment.

GENERAL COMMENTS

      14. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

      Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests with the staff in connection with the registration statement.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren